                                  EXHIBIT (a) (4)

               NOTICE TO HOLDERS OF LIMITED PARTNERSHIP INTERESTS OF
                       DAMSON/BIRTCHER REALTY INCOME FUND II


                               IMPORTANT ANNOUNCEMENT


The Offer by Grape Investors, LLC (the "Purchaser") to purchase Interests of Damson/Birtcher Realty Income Fund II (the "Partnership") has been extended to June 8, 1998. To date, Purchaser has acquired approximately 593 Interests ("1.14%"). Purchaser will acquire up to an additional 4,407 Interests (up to 10% of the issued and outstanding Interests of the Partnership). All of the terms and conditions of the Offer remain in full force and effect.


Please contact the Purchaser at 1650 Hotel Circle North, Suite 200, San Diego, CA 92108.